Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

October 19, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	The Mexico Equity and Income Fund, Inc.
Preliminary Proxy Statement on Schedule 14A
Notice of Filing

To Whom it May Concern:

The above-referenced filing (the “Preliminary Proxy Statement”) of our client, The Mexico Equity and Income Fund, Inc. (the “Fund”), filed on October 19, 2015, pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, is furnished in connection with the solicitation of proxies by the Board of Directors of the Fund, a Maryland corporation for use at an annual meeting of stockholders to be held on December 17, 2015, 777 East Wisconsin Avenue, 4th Floor, Milwaukee, Wisconsin 53202, to elect two Class II Directors to the Fund’s Board of Directors and to approve an amendment to the Fund’s Articles Supplementary to provide for the redemption of the outstanding shares of the Fund’s preferred stock at the option of the Fund at a price equal to 98% of net asset value per share.

Please contact me at (212) 885-5205 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours, /s/ Allison H. Janell Allison H. Janell

One Logan Square  18th & Cherry Streets Philadelphia, PA  19103

www.BlankRome.com

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